UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 5, 2025

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class B Common Stock

Item 3. Material Modification to Rights of Securityholders

Certificate of Amendment

On August 5, 2025, Aptera Motors Corp. (the “Company”), filed a certificate of amendment to the Company’s Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to effect (i) the Reverse Stock Split (as defined below), and (ii) the Series B-1 Conversion Amendment (as defined below), each as described in additional detail below.

Reverse Stock Split

The Company effected a one-for-three (1:3) reverse stock split (the “Reverse Stock Split”) of its issued and outstanding shares of its common stock and preferred stock. As a result, every three (3) shares of each class or series of the Company’s issued and outstanding common stock and preferred stock were automatically reclassified and combined into one (1) validly issued, fully paid, and non-assessable share of the same class or series, without increasing or decreasing the par value per share.

Following the Reverse Stock Split, no fractional shares will be issued. Stockholders who would otherwise be entitled to receive fractional shares will instead have their holdings rounded up to one whole share of stock of the applicable class of common stock or series of preferred stock.

Stockholders are not required to take any action in connection with the Reverse Stock Split. Stockholders holding their shares in book-entry form or through a brokerage account will see the adjustments automatically reflected in their accounts. Stockholders are encouraged to contact their bank, broker, or custodian with any procedural questions.

Series B-1 Preferred Stock Conversion

The Certificate of Amendment modified the automatic conversion provisions of the Company’s Series B-1 Preferred Stock (the “Series B-1 Conversion Amendment”). As a result of the Series B-1 Conversion Amendment, each share of Series B-1 Preferred Stock will automatically convert into shares of Class B Common Stock at the then-applicable conversion rate upon the earlier of (i) a Qualified Public Company Event (such as a listing on a national securities exchange or a business combination with a listed special purpose acquisition company), or (ii) the date or event specified by the vote or written consent of the holders of a majority of the Series B-1 Preferred Stock.

On August 5, 2025, the Reverse Stock Split and the adoption of the Certificate of Amendment related thereto was duly approved by the holders of a majority of the voting shares of capital stock of the Company and the Series B-1 Conversion Amendment and the adoption of the Certificate of Amendment related thereto was duly approved by the holders of a majority of the outstanding shares of the Company’s Series B-1 Preferred Stock, voting as a single class on an as-converted basis.

Exhibit No.	Description
2.1	Certificate of Amendment of Aptera Motors Corp.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

Date: August 11, 2025	By:	/s/ Chris Anthony
Chris Anthony, Co-Chief Executive Officer